Exhibit 10.9

PURE STORAGE, INC.

November 13, 2012

David Hatfield

Re:	Executive Employment Terms

Dear Dave:

On behalf of PURE Storage, Inc. (the “Company”), I am pleased to offer you employment at the Company on the terms set forth in this offer letter agreement (the “Agreement”). Your employment shall commence (the “Start Date”) on January 15, 2013, or such other date as mutually agreed between you and the Company.

Employment Position and Duties

You will be employed in the executive position of President, and you shall perform the duties of such position as are customary, as specified in the Bylaws of the Company, and as may be required by me or the Company’s Board of Directors (the “Board”). You will report to me and you will be based in the Company’s corporate headquarters.

During your employment with the Company, you will devote your full-time best efforts and business time and attention to the business of the Company. Your employment relationship with the Company shall also be governed by the general employment policies and practices of the Company (except that if the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement will control), and you will be required to abide by the general employment policies and practices of the Company. The Company reserves the right to change your position, duties, reporting relationship, work location, and the Company’s general employment policies and procedures, from time to time in its discretion.

Base Salary, Signing Bonus, and Employee Benefits

Your base salary will be paid at the initial rate of $25,000.00 per month (an annual rate of $300,000.00), less payroll deductions and withholdings. You will be paid your base salary on a semi-monthly basis, on the Company’s normal payroll schedule. As an exempt salaried employee, you will be required to work the Company’s normal business hours, and such additional time as appropriate for your work assignments and positions. You will not be eligible for overtime premiums.

You will be paid a signing and retention bonus in the amount of $250,000.00, less payroll deductions and withholdings (the “Signing Bonus”). The Signing Bonus will be paid to you no later than the first regular payroll date following your hire. If your employment terminates prior to the second anniversary of the

David Hatfield

November 13, 2012

Start Date due to either a termination by the Company for Cause (as defined below) or a resignation by you (other than your resignation for Good Reason (as defined below)), then you agree to repay to the Company a portion of the Signing Bonus which is calculated as the full amount of the Signing Bonus reduced by 1/24th for each complete month of your employment. For example, if your employment terminates due to your resignation (other than resignation for Good Reason) on the fifth month anniversary of the Start Date, you will be obligated to repay 19/24th of the Signing Bonus (a total of $197,916.67). If repayment of the Signing Bonus is owed, your repayment shall be due no later than within thirty (30) days following your termination or resignation date.

As a regular, full-time employee, you will be eligible to participate in the Company’s standard employee benefits (pursuant to the terms and conditions of the benefit plans and applicable policies), as and when the Company adopts such benefit plans and programs. The Company retains the discretion to modify employee benefits from time to time in its discretion.

Annual Performance Bonus

In this position, you will be eligible to earn an annual performance bonus based on your performance and the Company’s performance against annual targets broken out with quarterly objectives. The annual on-target amount of your annual bonus will be set at $300,000.00 with payments made quarterly, but the actual amount of the bonus earned by you could be more or less than $300,000 per annum as determined by your performance relative to the applicable quarterly objectives. The performance bonus will not be capped annually. No amount of the annual bonus is guaranteed, and you must be an employee in good standing on the bonus payment date to be eligible to receive a bonus. The quarterly bonus payments, if earned, will be paid within thirty (30) days after the close of the quarter to which the bonus payment relates. Given your short period of employment in 2012, you will not be eligible for an annual performance bonus for 2012.

Compensation Terms Review

Your base salary and bonus eligibility will be reviewed on an annual or more frequent basis by the Board (or any authorized committee thereof), and are subject to change in the discretion of the Board (or any authorized committee thereof). The review by the Board will include consideration of your performance, the Company’s performance, then-current compensation market trends, and such other factors as the Board considers relevant.

Stock Options

1.	Hire Option:

Subject to approval by the Board, the Company shall grant you an option under the PURE Storage, Inc. 2009 Equity Incentive Plan (the “Equity Plan”) to purchase 1,673,527 shares of the Company’s Common Stock (the “Hire Option”) at fair market value as determined by the Board as of the date of grant. You will be permitted to early exercise your Hire Option. Your grant agreement for the Hire Option will include a four-year vesting schedule subject to your continuous service to the Company (as defined in the Equity Plan), under which the shares subject to the Hire Option will vest in monthly installments equal to 1/48th of all shares beginning with the first monthly anniversary of the Start Date and continuing on a monthly basis thereafter, subject to your continuous service. The Hire Option (and the Performance Options described below) will be granted as Incentive Stock Options to the maximum amount permitted under the tax laws and the vesting schedules will be coordinated so that the Incentive Stock Options vest as early as possible in each calendar year.

David Hatfield

November 13, 2012

If, at any time, the Company terminates your employment other than for Cause or you resign for Good Reason, twenty-five percent (25%) of the unvested shares subject to the Hire Option and any other then-outstanding stock options (but excluding the Performance Options) shall vest effective as of the termination or resignation date.

If, on or within eighteen (18) months after a Change in Control (as defined below), your employment with the Company terminates either by the Company (or its successor) other than for Cause, or by you due to a resignation for Good Reason (as defined below), all then-unvested outstanding shares subject to the Hire Option and any other then-outstanding stock options (including the Performance Options but only with respect to any shares that have converted to time-based vesting pursuant to the “Performance Options” section below) shall vest in full effective as of the termination or resignation date. In addition, should a Change in Control occur prior to the one year anniversary of your start date, then twenty-five percent (25%) of the shares subject to the Hire Option and the Performance Options shall accelerate and become vested upon the closing of the Change in Control.

Notwithstanding the foregoing, as a pre-condition of the accelerated vesting referenced in the two above paragraphs, you will be required to timely sign, date and return to the Company (or its successor), and to not subsequently revoke, a general release of all known and unknown claims in the form provided to you by the Company.

For purposes of this letter, the following definitions shall apply:

(1) Change in Control. A “Change in Control” shall mean the following: (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred; provided that the foregoing shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or indebtedness of the Company is cancelled or converted or a combination thereof; or (C) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(2) Cause. “Cause” for the Company (or any acquiror or successor in interest thereto) to terminate your employment shall exist if any of the following occurs: (A) your conviction (including a guilty plea or plea of nolo contendere) of any felony, or any crime involving fraud, dishonesty or moral turpitude; (B) your commission or attempted commission of or participation in a fraud or act of dishonesty or misrepresentation against the Company; (C) your material violation of any material contract or agreement between you and the Company, including without limitation, material breach of your Confidential Information Agreement (defined below), or of any material Company policy, or of any statutory duty you owe to the Company; or (D) your conduct that constitutes gross insubordination, incompetence or habitual neglect of duties, provided, however, that the action or conduct described in clause (C) above and this clause (D) will constitute “Cause” only if such action or conduct continues after the Board has provided you with written notice thereof and thirty (30) days opportunity to cure the same

David Hatfield

November 13, 2012

(provided that the Board is not obligated to provide such written notice and opportunity to cure if the action or conduct is not reasonably susceptible to cure). The determination that a termination is for Cause shall be made by the Board in its sole discretion.

(3) Definition of Good Reason. A resignation for “Good Reason” shall mean a resignation of your employment within one hundred twenty (120) days after the occurrence of any of the following events taken without your written consent which is not corrected within thirty (30) days after the Company (or any successor thereto) receives written notice from you that any of the following events have occurred (which notice must be provided to the Company by you within thirty (30) days after the occurrence of such event) and that you assert that grounds for a resignation for Good Reason exist as a result: (A) a material diminution of your duties, position or responsibilities, provided, however, a mere change in title or reporting relationship following a Change in Control will not by itself constitute “Good Reason” for your resignation, and further provided, however, that the acquisition of the Company and subsequent conversion of the Company as a whole to a division or unit of the acquiring entity will not by itself result in a “diminution;” (B) a reduction by the Company in the kind or level of employee benefits to which you are entitled immediately prior to such reduction with the result that your overall benefits package is significantly reduced; (C) a reduction in your base salary or reduction of your annual on-target bonus amount as in effect immediately prior to such reduction by more than ten percent (10%) (unless such reduction is made pursuant to an across the board reduction applicable to senior executives of the Company); or (D) the relocation of your assigned office location resulting in an increase in your one-way commuting distance from your residence by at least thirty (30) miles.

The Hire Option will be governed by the terms of the Equity Plan and its grant agreement (which will incorporate the above vesting acceleration terms).

2.	Performance Options:

In addition, you will be granted two (2) performance options with the same per share exercise price as your Hire Option (the “Performance Options”), one of which will vest based on the level of achievement of the Company’s business plan for Fiscal Year 2014 (the “FY 2014 Performance Option”) and the other of which will vest based on the level of achievement of the Company’s business plan for Fiscal Year 2015 (the “FY 2015 Performance Option”), as follows:

•	FY 2014 Performance Option: If the Company achieves at least 110% but less than 120% of the Fiscal Year 2014 business plan, the FY 2014 Performance Option will vest as to 83,676 shares of the Company’s Common Stock. If the Company achieves 120% or more of the Fiscal Year 2014 business plan, the FY 2014 Performance Option instead will vest as to 167,352 shares of the Company’s Common Stock. If the Company achieves less than 110% of the Fiscal Year 2014 business plan, no shares will vest under the FY 2014 Performance Option. If a Change in Control occurs prior to the end of Fiscal Year 2014, the FY 2014 Performance Option will vest on the same terms as the Hire Option (e.g., converts to time-based vesting).

•

FY 2015 Performance Option: If the Company achieves at least 110% but less than 120% of the Fiscal Year 2015 business plan, the FY 2015 Performance Option will vest as to 83,676 shares of the Company’s Common Stock at fair market value as determined by the Board as of the date of grant. If the Company achieves 120% or more of the Fiscal Year 2015 business plan, the FY 2015 Performance Option instead will vest as to 167,352 shares of the Company’s Common Stock at fair market value as determined by the Board as of the date of grant. If the Company achieves less than 110% of the Fiscal Year 2015 business plan, no shares will vest

David Hatfield

November 13, 2012

under the FY 2015 Performance Option. If a Change in Control occurs prior to the end of Fiscal Year 2015, the FY 2015 Performance Option will vest on the same terms as the Hire Option (e.g., converts to time-based vesting).

•	The 2014 business plan and the 2015 business plan will be determined by the Board following consultation with you and the Chief Executive Officer.

•	Notwithstanding the above, no shares will vest under your Performance Options after the date you cease to be employed by the Company as President. The Performance Options will be granted under the Equity Plan and will be governed by the terms of the Equity Plan and your grant agreements.

3.	Loans For Purchase of Options:

As discussed, at your election, the Company will provide you full-recourse loans in amounts of fifty percent (50%) of the exercise prices for the Hire Option and each of the Performance Options, or in lower amounts if you prefer smaller loans. Such loans will be governed in full by the terms of the Promissory Note(s) to be entered into by you and the Company, which will include the applicable repayment terms.

Compliance With Confidential Information Agreement and Company Policies

As a condition of employment, you must sign and comply with the enclosed Employee Confidential Information and Inventions Assignment Agreement (the “Confidential Information Agreement”) which prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations. In addition, you will be expected to abide by the Company’s rules and policies, as may be changed from time to time within the Company’s sole discretion.

Protection of Third Party Information

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company or by you in the course of your employment. You agree that you will not bring onto Company premises, or use in the performance of your duties, any trade secrets or unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company, including providing a copy of, any contract you have signed that may restrict your activities on behalf of the Company.

Outside Activities

Throughout your employment with the Company, you may engage in civic and not-for-profit activities so long as such activities do not interfere with the performance of your duties hereunder or present a conflict of interest with the Company. Subject to the restrictions set forth herein and with the prior written consent of the Board, you may serve as a director of other corporations and may devote a reasonable amount of your time to other types of business or public activities not expressly mentioned in this paragraph. The Board may rescind its consent to your service as a director of all other corporations or participation in other business or public activities, if the Board, in its sole discretion, determines that such activities compromise or threaten to compromise the Company’s business interests or conflict with your duties to the Company.

David Hatfield

November 13, 2012

During your employment by the Company, except on behalf of the Company, you will not directly or indirectly serve as an officer, director, stockholder, employee, partner, proprietor, investor, joint venturer, associate, representative or consultant of any other person, corporation, firm, partnership or other entity whatsoever known by you to compete with the Company (or is planning or preparing to compete with the Company), anywhere in the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that you may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (but without participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange.

At-Will Employment Relationship

You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without cause, and with or without advance notice. Your employment at-will status can only be modified in a written agreement approved by the Board and signed by you and a duly authorized Member of the Board.

Severance Benefits

If, at any time, the Company terminates your employment without Cause, and other than as a result of your death or disability, or you terminate your employment for Good Reason, and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h)) (a “Separation from Service”), you shall be entitled to receive the following severance benefits (the “Severance Benefits”):

•	Severance Pay: You shall be entitled to severance pay in the form of continuation of your base salary in effect on the effective date of termination for the first nine (9) months after the date of such termination; and

•	COBRA Payments: If you timely elect continued coverage under federal COBRA laws or comparable state insurance laws (“COBRA”), then the Company shall pay the COBRA premiums necessary to continue your medical insurance coverage in effect for yourself and your eligible dependents on the termination date for the first nine (9) months of such coverage (provided that such COBRA reimbursement shall terminate on such earlier date as you are no longer eligible for COBRA coverage or you become eligible for group health insurance benefits through a new employer). Notwithstanding the previous sentence, if the Company determines in its sole discretion that it cannot provide the foregoing COBRA benefit without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue your group health coverage in effect on the date of your termination (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made for the same period of time that the Company otherwise would have paid your COBRA premiums hereunder.

•	Accelerated vesting of stock options pursuant to the “Stock Option” section provided above.

David Hatfield

November 13, 2012

As a pre-condition to receipt of the Severance Benefits you will be required to timely sign, date and return to the Company, and to not subsequently revoke, a general release of all known and unknown claims in the form provided to you by the Company. The salary continuation payments described in the above paragraph will be paid in substantially equal installments on the Company’s regular payroll schedule subject to standard deductions and withholdings over the nine-month period following termination; provided, however, that the payments will commence on the first payroll date following the effective date of the general release of all known and unknown claims.

Dispute Resolution

To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, your employment with the Company, or the termination of your employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration in San Francisco, California conducted by JAMS, Inc. (“JAMS”) or its successor, under JAMS’ then applicable rules and procedures for employment disputes. By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or by administrative proceeding. You will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (1) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (2) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The Company shall bear JAMS’ arbitration fees and administrative costs in excess of the court filing fees that you would be required to pay if the dispute was litigated in civil court. Nothing in this Agreement shall prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

Legal Fees

The Company agrees to reimburse your reasonable legal fees incurred for review and finalization of this Agreement, up to a maximum aggregate reimbursement amount of $10,000.00. To be eligible for reimbursement, you must provide satisfactory proof of the amount of your actual legal fees (i.e., a copy of your legal invoice).

Section 409A Compliance

Notwithstanding anything to the contrary in this Agreement, no severance pay or benefits to be paid or provided to you, if any, pursuant to this Agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Code Section 409A, and the final regulations and any guidance promulgated thereunder (“Section 409A”) (together, the “Deferred Payments”) will be paid or otherwise provided until you have a “separation from service” within the meaning of Section 409A. Similarly, no severance payable to you, if any, pursuant to this

David Hatfield

November 13, 2012

Agreement that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be payable until you have a “separation from service” within the meaning of Section 409A.

Any severance payments or benefits under this Agreement that would be considered Deferred Payments will be paid on, or, in the case of installments, will not commence until, the sixtieth (60th) day following your separation from service, or, if later, such time as required by the terms of this Agreement. Unless otherwise required by the terms of this Agreement, any installment payments that would have been made to you during the sixty (60) day period immediately following your separation from service but for the preceding sentence will be paid to you on the sixtieth (60th) day following your separation from service and the remaining payments shall be made as provided in this Agreement.

Notwithstanding anything to the contrary in this Agreement, if you are a “specified employee” within the meaning of Section 409A at the time of your termination (other than due to death), then the Deferred Payments that are payable within the first six (6) months following your separation from service, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of your separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if you die following your separation from service, but prior to the six (6) month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of your death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

Any amount paid under this Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Payments for purposes of clause (i) above.

Any amount paid under this Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit (as defined below) will not constitute Deferred Payments for purposes of clause (i) above.

The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and you agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409A.

Miscellaneous

As required by federal law, this offer is contingent upon satisfactory proof of your identity and right to work in the United States. This letter, together with your Confidential Information Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s or Board’s discretion

David Hatfield

November 13, 2012

in this letter, must be in writing and signed by a duly authorized officer of the Company. This letter agreement will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this letter agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this letter agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law. This letter agreement shall be construed and enforced in accordance with the laws of the State of California without regard to conflicts of law principles. Any ambiguity in this letter agreement shall not be construed against either party as the drafter. Any waiver of a breach of this letter agreement, or rights hereunder, shall be in writing and shall not be deemed to be a waiver of any successive breach or rights hereunder. This letter agreement may be executed in counterparts which shall be deemed to be part of one original, and facsimile signatures and signatures transmitted by electronic PDF file shall be equivalent to original signatures.

To accept employment with the Company under the terms described above, please sign and date this letter, and sign and date the enclosed Confidential Information Agreement, and return both signed documents to me as soon as practicable. I would be happy to discuss any questions that you may have about these terms.

We are delighted to be making this offer and we look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/s/ Scott Dietzen
Scott Dietzen
Chief Executive Officer

Reviewed, Understood, and Accepted:

/s/ David Hatfield	11-11-12
David Hatfield	Date

Enclosure: Employee Confidential Information and Inventions Assignment Agreement